Exhibit (a)(1)(G)

FORM OF EMAIL:  FINAL ELECTION ACCEPTANCE
(POST-EXPIRATION OF OFFER)

To:	Eligible Option Holders

From:	Vitesse Semiconductor Corporation

Date:	December 31, 2008

Subject:	Statement Regarding Final Election Acceptance (Post-Expiration Time of Offer)

This notice is to inform you that we have completed our Offer to Amend the Exercise Price of Certain Options (the “Offer”).

Pursuant to the Offer, we have accepted all elections that were submitted in complete form and not validly withdrawn by 5:00 p.m., Pacific Time, on December 30, 2008.  We are separately mailing to each eligible option holder who elected to accept the offer an executed Amendment to Stock Option Agreement and Promise to Grant Restricted Stock Unit Award with respect to each Eligible Option for which he or she made a valid and timely election.

We strongly encourage you to print a copy of this page and keep it for your records.

If you have any questions, please contact Helen Tran at tran@vitesse.com or (805) 389-7191.